U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 10, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
CrossingBridge Low Duration High Yield Fund (S000060190)

Dear Mr. Lithotomos,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 30, 2024 regarding the Trust’s Post-Effective Amendment No. 865 (“PEA No. 865”) to its registration statement, filed on behalf of its series, the CrossingBridge Low Duration High Yield Fund (the “Fund”). PEA No. 865 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on August 16, 2024 for the purpose of making revisions to the Fund’s investment strategy in relation to an upcoming change of the Fund’s name to the CrossingBridge Low Duration High Income Fund. The Trust is filing a post-effective amendment (the “Amendment”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement. Capitalized terms used herein have the same meaning as in PEA No. 865.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: When the Fund’s new name, CrossingBridge Low Duration High Income Fund, is first mentioned, please put in parentheses next to it “formally known as the CrossingBridge Low Duration High Yield Fund.”

Response: The Trust responds by noting that the “formerly known as” language is already included on the cover page of the prospectus.

Prospectus - Fees and Expenses of the Fund

2.    Staff Comment: Please bold the second sentence under “Fees and Expenses of the Fund.”

Response: The Trust responds by making the requested revision.

3.    Staff Comment: The Staff notes that it appears there is a waiver in place for the Fund. If so, please note the existence of the waiver in a footnote to the Fees and Expenses of the Fund table using the typical “minimum one year” and “terminated by the Board of Trustees” language.

Response: The Trust respectfully declines to make the requested revision. There is an operating expense limitation agreement in place between CrossingBridge Advisors, LLC and the Trust, on behalf of the Fund, and the Board of Trustees of the Trust recently approved the continuation of the agreement on the terms disclosed in the Fund’s Prospectus through January 31, 2026. However, the Fund is currently operating below the expense cap. Accordingly, the Trust does not believe it would be appropriate to add such disclosure to the Fees and Expenses table given the Form N-1A instruction that a fund may add information regarding a fee waiver arrangement if it will reduce Fund operating expenses and it will be in effect for no less than one year from the effective date of the registration statement. While the Fund’s operating expense limitation agreement will be in effect for more than a year from the anticipated effective date of the Amendment, the operating expense limitation agreement applicable to the Fund is not currently reducing Fund operating expenses because the Fund’s total expense ratio is below the cap.

Prospectus – Summary Section – Principal Investment Strategies

4.    Staff Comment: Are any of the derivative instruments part of the Fund’s 80% policy? If the answer is no, please confirm supplementally. If the answer is yes, please add appropriate disclosure.

Response: The Trust responds supplementally that any derivative instruments held by the Fund for the purpose of hedging foreign currency risks will not be counted for purposes of compliance with the Fund’s 80% policy. The notional value of any other derivative instruments held by the Fund will be counted for purposes of compliance with the Fund’s 80% policy.

The Trust further responds by adding the following disclosure to the sixth paragraph under “Principal Investment Strategies”:

“The Fund will count the notional value of investments in derivative instruments towards compliance with the 80% investment policy discussed above, except that investments in derivative instruments for the purpose of hedging foreign currency risk will not be counted towards the 80% investment policy.”

Prospectus – Summary Section – Principal Risks

5.    Staff Comment: Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language included in Item 9 to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The Fund’s principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

Prospectus – Shareholder Information – Choosing a Share Class

6.    Staff Comment: Please add to the first sentence in “Choosing a Share Class” disclosure that states that the Retail Class shares are not currently available.

Response: The Trust responds by making the requested revision.

SAI –Investment Restrictions

7.    Staff Comment: Please revise the concentration sentence to address the Fund’s ability to concentrate in any particular industry, or “group of industries” consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust respectfully declines to make the requested revision as the fundamental investment restriction for the Fund cannot be changed without the approval of Fund shareholders. However, the Trust will add the clarifying disclosure included below with respect to the Fund following the list of fundamental investment restrictions:

“With respect to Fundamental Investment Restriction No. 3 for the Fund, consistent with Section 8(b)(1) of the 1940 Act, the Fund will not concentrate its investments in any one industry or group of industries if, as a result, 25% or more of the Fund’s assets will be invested in such industry or group of industries.”

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

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